Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

The following communications were made available on LinkedIn and as a placed web advertisement on January 21, 2025:

LinkedIn:

Placed Web Advertisement:

Headlines:

Headline 1: RC to Acquire UDF IV

Headline 2: Protects Shareholder Value

Headline 3: Vote "FOR" the Merger Today

Headline 4: Protect Your Investment

Headline 5: Compelling Shareholder Value

Headline 6: UDF IV & Ready Capital Merger

Description Lines:

Description: Click here for important information. Vote to protect the value of your investment today!

Landing Page: www.UDFIVReadyCapMerger.com

Additional Information About the Merger

The merger is subject to the approval of United Development Funding IV (“UDF IV”) shareholders and other customary closing conditions. Ready Capital Corporation (“Ready Capital”) filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com.

Forward-Looking Statements

This communication contains statements that constitute forward-looking statements relating to, among other things, the benefits of the proposed merger and the consideration payable in connection therewith, the estimated amount of distributions to be paid to UDF IV’s shareholders prior to closing and the estimated contingent consideration expected to be paid to UDF IV shareholders pursuant to the contingent value rights. These forward-looking statements are based on UDF IV management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this communication, including, among others, the risk that the Ready Capital merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain UDF IV shareholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks that will affect the amount of the pre-closing distributions to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the merger; the effect of the announcement of the merger on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating an existing lending platform into Ready Capital’s operations. Accordingly, UDF IV shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.